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                                                   SUBJECT COMPANY: Imatron Inc.
                                         FILING PERSON: GENERAL ELECTRIC COMPANY
                                                   COMMISSION FILE NO. 333-72566




                                          MEDIA CONTACTS:

                                          IMATRON INC.
                                          S. Lewis Meyer, CEO
                                          Robin Kelley, Investor Relations
                                          (650) 583-9964


                                          GE MEDICAL SYSTEMS
                                          Patrick Jarvis
                                          (262) 544-3668
                                          patrick.jarvis@med.ge.com


FOR IMMEDIATE RELEASE

               IMATRON INC. ANNOUNCES ANTICIPATED CONVERSION RATIO
                       FOR MERGER WITH GE MEDICAL SYSTEMS

SOUTH SAN FRANCISCO, CA, December 17, 2001 -- Imatron Inc. (NASDAQ: IMAT), announced today the anticipated conversion ratio for its proposed merger with GE Medical Systems, a business of General Electric Company (NYSE: GE). If the transaction closes as planned on Wednesday, December 19, 2001, the formula provided for in the merger agreement would result in each share of Imatron common stock being converted into 0.051 shares of GE common stock, plus cash for any fractional shares. For example, for every 100 shares of Imatron stock owned, a shareholder would be entitled to five shares of GE common stock, plus $3.73 in cash in lieu of fractional shares of GE.

      Imatron shareholders are scheduled to vote on the merger at the shareholders meeting on December 19. Imatron expects the transaction to close promptly following the special meeting, provided its shareholders approve the merger and that all other conditions to the merger are satisfied.

      Imatron Inc., with headquarters in South San Francisco, CA, is a technology-based company principally engaged in the business of designing, manufacturing, and marketing a high performance Electron Beam Tomography
(EBT) scanner. This scanner, called the Imatron EBT scanner, uses Imatron's patented Electron Beam Tomography technology to perform unique high volume imaging applications for physicians specializing in the fields of cardiology, pulmonology, and gastroenterology together with general radiological whole body imaging.

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ABOUT GE MEDICAL SYSTEMS

      GE Medical Systems is an $8 billion global leader in medical systems, information and technology. Its offerings include networking and productivity tools, clinical information systems, patient monitoring systems, conventional and digital X-ray, computed tomography (CT), magnetic resonance (MR), ultrasound, bone mineral densitometry, positron emission tomography, and nuclear medicine systems. With global headquarters in Waukesha, Wisconsin, healthcare providers worldwide rely on GE Medical Systems for high quality medical technology, services and productivity solutions.

THIS NEWS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS. THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE THE ACTUAL RESULTS OF THE ACQUISITION TO DIFFER MATERIALLY FROM GE MEDICAL'S EXPECTATIONS: THE ABILITY TO TIMELY AND FULLY REALIZE THE EXPECTED COST SAVINGS AND REVENUES; COMPETITION; CHANGES IN ECONOMIC CONDITIONS, AND CHANGES IN LEGISLATION OR REGULATORY REQUIREMENTS. GE MEDICAL DOES NOT ASSUME ANY DUTY TO UPDATE FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY. SUCH STATEMENTS ARE BASED ON INFORMATION AVAILABLE AS OF THE DATE HEREOF, AND ARE MADE ONLY AS OF THE DATE HEREOF. TO THE EXTENT THAT SUCH STATEMENTS RELATE TO THE PROPOSED ACQUISITION REFERRED TO IN THIS RELEASE, THERE IS A RISK, AMONG OTHERS, THAT THE TRANSACTION MIGHT NOT BE COMPLETED.

WE URGE YOU TO READ THE PROXY STATEMENT/PROSPECTUS, WHICH GE HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF A REGISTRATION STATEMENT, BECAUSE IT CONTAINS IMPORTANT INFORMATION. THE PROXY STATEMENT/PROSPECTUS WAS SENT ON OR ABOUT NOVEMBER 16, 2001 TO STOCKHOLDERS OF IMATRON SEEKING THEIR APPROVAL OF THE PROPOSED MERGER OF RUBY MERGER CORPORATION, A WHOLLY OWNED SUBSIDIARY OF GENERAL ELECTRIC COMPANY, WITH AND INTO IMATRON INC. YOU MAY OBTAIN A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY GENERAL ELECTRIC COMPANY, INCLUDING DOCUMENTS INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS, WITH THE SECURITIES AND EXCHANGE COMMISSION AT THE COMMISSION'S WEB SITE AT WWW.SEC.GOV. YOU MAY ALSO OBTAIN THIS INFORMATION FROM THE GE CONTACT LISTED ABOVE.

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